                                                                    Exhibit 23.2

                          Independent Auditor's Consent
                          -----------------------------

The Board of Directors
NN, Inc.:

We consent to the use of our report dated February 28, 2002, with respect to the consolidated balance sheets of NN, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in stockholders' equity, and consolidated statements of cash flows for the years then ended, included and incorporated herein by reference and to the references to our firm under the headings "Experts" and "Selected Consolidated Financial Data" in the prospectus. Our report refers to a change in the Company's method of accounting for derivative instruments and hedging activities in 2001.

                                  /s/ KPMG LLP

Charlotte, North Carolina
June 6, 2002